Exhibit 99.1

CMGE Reports Second Quarter 2012 Unaudited Financial Results

HONG KONG, Oct 25, 2012 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter Financial Highlights

•                  Revenues were RMB60.7 million (US$9.6 million1), a slight decrease of 3.2% from the second quarter of 2011 and an increase of 11.8% from the first quarter of 2012.

•                  Net income was RMB23.4 million (US$3.7 million), an increase of 68.6% from the second quarter of 2011 and 24.4% from the first quarter of 2012.

•                  Net income excluding share-based compensation (non-GAAP2) was RMB26.6 million (US$4.2 million), an increase of 82.6% from the second quarter of 2011 and 28.5% from the first quarter of 2012.

•                  Diluted earnings per American Depositary Share3  (“ADS”) were RMB0.92 (US$0.14).

•                  Diluted earnings per ADS excluding share-based compensation (non-GAAP) were RMB1.05 (US$0.17).

•                  Cash and cash equivalents were RMB199.6 million (US$31.4 million).

Operating Metrics

•                  Total paying user accounts4 for our feature phone single player games were 12.6 million in the second quarter of 2012, compared to 12.7 million in the second quarter of 2011 and 12.1 million in the first quarter of 2012, and average revenue per paying user account (“ARPU”) in the second quarter of 2012 was RMB3.03, compared to RMB2.85 in the second quarter of 2011 and RMB2.81 in the first quarter of 2012.

•                  Total paying user accounts for our feature phone social games were 32,494 in the second quarter of 2012, compared to 19,256 in the second quarter of 2011 and 30,118 in the first

1  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.353 to US$1.00, the effective noon buying rate as of June 29, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

3  Our ADSs are traded on the Nasdaq Global Market. Every ADS represents 14 Class A ordinary shares of the Company.

4  Represents the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.

quarter of 2012, and ARPU in the second quarter of 2012 was RMB57.76, compared to RMB50.40 in the second quarter of 2011 and RMB48.47 in the first quarter of 2012.

•                  Total subscriptions5  for our smartphone single player games were 1.7 million in the second quarter of 2012, compared to 2.1 million in the second quarter of 2011 and 2.0 million in the first quarter of 2012, and average revenue per subscription in the second quarter of 2012 was RMB4.79, compared to RMB4.90 million in the second quarter of 2011 and RMB4.59 in the first quarter of 2012.

•                  Total paying user accounts for our smartphone social games were 126,301 in the second quarter of 2012, compared to 259,622 in the second quarter of 2011 and 133,912 in the first quarter of 2012, and ARPU in the second quarter of 2012 was RMB80.12, compared to RMB21.70 million in the second quarter of 2011 and RMB50.79 in the first quarter of 2012.

“We are pleased with the financial results from the second quarter of 2012. Our feature phone and smartphone game businesses are performing in line with our expectations. Paying user numbers and ARPU for both our feature phone single player and social games increased, whereas ARPU for smartphone social games increased significantly compared to the first quarter of 2012 and the second quarter of 2011 as our two newest games started to gain traction among new users,” said Ken Jian Xiao, the Company’s chief executive officer.

“We have over 30 new feature phone and 40 new smartphone single player games slated for launch later this year. We are also in the process of developing seven Android/iOS mobile social games. Our partnerships with mobile chipset manufacturers, handset design houses and mobile phones manufacturers ensure that our award winning games will be accessible to consumers in many regions of Greater China.

“While we remain the largest mobile games developer in China by a wide margin, our market continues to evolve as Chinese users become more sophisticated. User migration from feature phones to smartphones is accelerating and creating new opportunities for us to build on our leading position, as well as opportunities to further cooperate with our strategic partners.”

Second Quarter 2012 Results

Revenues

Total net revenues were RMB60.7 million (US$9.6 million) during the second quarter of 2012, representing a slight decrease of 3.2% from RMB62.7 million in the second quarter of 2011, mainly

5  Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators and the number of games downloaded through application stores. A user who pays two subscription fees during one month to subscribe to different game bundles, pays both a subscription fee and a fee to download a game through an application store, or who pays to download two games through an application store, would be counted as two subscriptions.

due to a drop in revenues from our handset design business, and an increase of 11.8% from RMB54.3 million in the first quarter of 2012, due largely to an increase in revenues from the Company’s feature phone and smart phone games.

•                  Feature phone game revenues were RMB40.3 million (US$6.4 million), an increase of 8.0% from the same period last year and 13.6% from the prior quarter, primarily due to an increase in both the total playing user accounts and ARPU as a result of the expanded game portfolio as well as effective pre-installing distribution channel.

•                  Smartphone game revenues were RMB18.0 million (US$2.8 million), an increase of 12.4% from the same period last year and 12.0% from the prior quarter. The rise was primarily due to the Company’s online massive multiplayer role playing games (“MMORPGs”), namely Paopao Xiyou and Dian Feng, which were introduced in the middle of 2011. In addition, the Android version of Paopao Xiyou was launched in February 2012, and contains additional in-game premium features. The introduction of these new games and features helped drive user interest, which resulted in an increase in ARPU for our smartphone mobile social games. Total subscriptions for smartphone single-player games were lower during the second quarter of 2012 as China Mobile, the Company’s service provider for all of its smartphone single-player game bundles, altered its promotion policy by decreasing the amount of banner and pop-up advertisements it exposes its users to, resulting in a decrease in its promotion of the game bundle on its platform.

•                  Handset design revenues were RMB2.4 million (US$0.4 million), which were derived exclusively from feature phone design. This represented a 74.1% decrease from the corresponding period in 2011 and a 13.2% decrease from the prior quarter as market demand shifted strongly from feature phones to smartphones. In July 2012, the Company completed an extensive one-year smartphone design development effort and began taking orders from smartphone manufacturers in August 2012.

Cost of Revenues

Cost of revenues was RMB24.0 million (US$3.8 million) during the second quarter of 2012, a decrease of 8.3% from RMB26.2 million in the second quarter of 2011 and a decrease of 1.2% from RMB24.3 million in the first quarter of 2012. These declines were primarily due to a decrease in handset design sales volume, which resulted in lower component costs. As a result, the Company’s overall gross margin rose to 60.4% during the second quarter of 2012, from 58.2% in the second quarter of 2011 and 55.2% in the first quarter of 2012.

Operating Expenses

Operating expenses were RMB19.3 million (US$3.0 million) during the second quarter of 2012, compared with RMB11.7 million in the second quarter of 2011 and RMB16.7 million in the first quarter of 2012. Operating expenses excluding share-based compensation (non-GAAP) were RMB16.1 million (US$2.5 million), compared with RMB11.0 million in the second quarter of 2011 and RMB14.8 million in the first quarter of 2012. The year-over-year increase in non-GAAP operating expenses was primarily driven by higher research and development expenses. Research and development expenses as a percentage of net revenue increased to 12.1% in the second quarter of 2012, from 6.6% in the second quarter of 2011 as the Company recruited more software engineers to develop new games.

Share-based compensation was RMB3.2 million (US$0.5 million) during the second quarter of 2012, compared with RMB0.7 million in the second quarter of 2011 and RMB1.9 million in the first quarter of 2012.

Operating Income

Operating income was RMB17.4 million (US$2.7 million) during the second quarter of 2012, a decrease of 30.0% compared with RMB24.8 million in the second quarter of 2011, primarily as a result of a decline in gross profit in the handset design business, as well as an increase in overall research and development expenses, and an increase of 30.2% from RMB13.3 million in the first quarter of 2012, mainly due to an increase in gross profit from both feature phone and smartphone games.

Operating income excluding share-based compensation (non-GAAP) was RMB20.6 million (US$3.2 million) during the second quarter of 2012, compared with RMB25.5 million in the second quarter of 2011 and RMB15.2 million in the first quarter of 2012.

Operating margin was 28.6% during the second quarter of 2012, compared with 39.6% in the second quarter of 2011 and 24.5% in the first quarter of 2012

Contingently Returnable Consideration Assets

Changes in fair value of contingently returnable consideration assets resulted in a loss of RMB3.2 million (US$0.5 million) during the second quarter of 2012, compared with a loss of RMB2.9 million in the second quarter of 2011 and a gain of RMB7.1 million in the first quarter of 2012. The loss was primarily due to a decrease in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions relating to the acquisition of the 3GUU Group and OWX Holding Group.

Income Tax

CMGE received an income tax benefit of RMB8.8 million (US$1.4 million) during the second quarter of 2012, compared with an income tax expense of RMB8.4 million in the second quarter of 2011 and an income tax expense of RMB2.1 million in first quarter of 2012. The income tax benefit in the second quarter of 2012 was primarily due to a tax exemption that Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”), one of our subsidiaries, received for being recognized as a new software development enterprise. Yitongtianxia’s status as a new software development enterprise, which provides tax benefits over a five-year period, was approved in April 2012 and made retroactively effective to the beginning of 2011 .

Net Income

Net income during the second quarter of 2012 was RMB23.4 million (US$3.7 million), compared with RMB13.9 million in the second quarter of 2011 and RMB18.8 million in the first quarter of 2012.

Net income excluding share-based compensation (non-GAAP) was RMB26.6 million (US$4.2 million) during the second quarter of 2012, compared with RMB14.6 million in the second quarter of 2011 and RMB20.7 million in the first quarter of 2012.

Net Margin

Net margin was 38.6% during the second quarter of 2012, compared with 22.1% in second quarter of 2011 and 34.6% in the first quarter of 2012.

Net margin excluding share-based compensation (non-GAAP) was 43.8% during the second quarter of 2012, compared with 23.2% in the second quarter of 2011 and 38.1% in the first quarter of 2012. The increase in net margin from the second quarter of 2011 to the same period in 2012 was primarily due to the tax benefit that was recognized in the second quarter of 2012. The increase in net margin from the first to the second quarter of 2012 reflected the combined impact of the tax benefit that was recognized, and the change in fair value of contingently returnable assets in the second quarter.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS were RMB0.92 (US$0.14) and diluted earnings per ADS excluding share-based compensation (non-GAAP) were RMB1.05 (US$0.17) during the second quarter of 2012. Both GAAP and non-GAAP weighted average ADSs used in calculating basic and diluted earnings per ADS were 21.6 million. For the second quarter of 2012, the basic earnings per ordinary share were calculated using the two-class method because the contingently redeemable ordinary shares were participating securities. Since each contingently redeemable ordinary share has the same participating right as each ordinary share, the allocation of undistributed earnings was based on the proportionate number of ordinary shares and contingently redeemable ordinary shares outstanding. RMB19.8 million (US$3.1 million) and RMB22.7 million (US$3.6 million), respectively, has been allocated to undistributed earnings to ordinary shares for calculating basic EPS and basic EPS exclusive the impact of share-based compensation (non-GAAP).

All share options granted and contingently returnable ordinary shares issued by the Company were excluded in the calculation of diluted earnings per share because their effects would have been anti-dilutive. The restricted share units granted by the Company were excluded from the calculation of diluted earnings per share as the performance condition necessary to begin removing the restrictions had not been achieved as of June 30, 2012.

Cash and Cash Equivalents

As of June 30, 2012, the Company had cash and cash equivalents of RMB199.6 million (US$31.4 million). Operating cash flow for the second quarter of 2012 was a net inflow of RMB22.3 million (US$3.5 million).

Recent Business Developments

As of June 30, 2012, the Company’s game portfolio included 470 mobile games, of which 160 were feature phone games and 310 were smartphone games. During the second quarter of 2012, CMGE developed the Douwan Social Game Platform for the Android operating systems. This platform provides a wide range of high quality mobile social games to attract paying users, increase player’s stickiness and we anticipate that it will raise overall ARPU in our social game offerings. Currently, CMGE is developing seven Android/iOS-based social games.

To explore international opportunities for smartphone game distributions to further grow its smartphone distribution platform, the Company recently began cooperating with Taiwan Mobile to distribute mobile games on their platforms. The Company will continue to look for partnership and growth opportunities elsewhere around the world.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on October 25, 2012 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	4001-200-654
International Dial-In	+65 6723-9385
Conference ID	CMGE

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Daylight Time on October 25, 2012 through 11:59 p.m. Eastern Daylight Time on October 31, 2012. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-8199-0299
Conference ID	54142228

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://www.cmge.com/

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010 and 2011, according to a report prepared in March 2012 by Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games for feature phones and smartphones, and has strong development capabilities, evidenced by the fact that it develops single-player games and mobile social games for both types of handsets.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

In China:

Tel: +86 20-8561-3455

E-mail: ir@cmge.com

Christensen

Christian Arnell

Tel: +86 158 2133 0177

E-mail: carnell@ChristensenlR.com

In the U.S.:

Christensen

Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data )

	As of December 31,	As of June 30,
	2011*	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	187,237	199,627	31,422
Short-term investments	—	20,500	3,227
Accounts receivable	56,121	58,897	9,271
Inventories	2,103	1,784	281
Prepayments and other current assets	24,966	33,641	5,295
Amounts due from related parties	1,349	2	—
Deferred tax assets	1,491	170	27
Total current assets	273,267	314,621	49,523
Non-current assets:
Property and equipment, net	5,435	5,018	790
Goodwill	598,358	598,358	94,185
Intangible assets, net	70,101	64,502	10,153
Deferred initial public offering costs	2,010	2,147	338
Deferred tax assets	916	128	20
Other non-current assets	343	343	54
Total non-current assets	677,163	670,496	105,540
TOTAL ASSETS	950,430	985,117	155,063
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,150	10,725	1,688
Accrued expenses and other current liabilities	17,577	15,135	2,383
Deferred revenue	3,894	5,688	895
Income tax payable	11,115	761	120
Dividends payable	63,000	—	—
Amounts due to related parties	6,542	1,726	272
Total current liabilities	111,278	34,035	5,358
Non-current liabilities:
Unrecognized tax benefits	27,844	19,983	3,145
Deferred tax liabilities	12,580	11,112	1,749
Other non-current liabilities	2,550	2,150	338
Total non-current liabilities	42,974	33,245	5,232
Total liabilities	154,252	67,280	10,590
Commitments and contingencies
Contingently redeemable ordinary shares
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; nil and 26,485,961 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively. As of June 30, 2012, aggregate liquidation preference and redemption amount were RMB75,899 and RMB76,192, respectively)	—	76,192	11,993
Shareholders’ equity:
Ordinary shares (US$0.001 par value, 1,000,000,000 shares authorized; 302,729,550 shares issued and outstanding as of December 31, 2011 and June 30, 2012)	1,937	1,937	305
Additional paid-in capital	709,815	717,221	112,895
Retained earnings	84,853	122,894	19,344
Accumulated other comprehensive loss	(427)	(407)	(64)
Total shareholders’ equity	796,178	841,645	132,480
TOTAL LIABILITIES, CONTINGENTLY REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	950,430	985,117	155,063

*      Amounts for the year ended December 31, 2011 were derived from December 31, 2011 audited consolidated financial statements.

1

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues (a)
Feature phone games	37,300	35,437	40,272	6,339	74,510	75,709	11,918
Smartphone games	16,042	16,095	18,029	2,838	27,797	34,124	5,371
Handset design	9,397	2,801	2,430	382	18,115	5,231	823
Total net revenues	62,739	54,333	60,731	9,559	120,422	115,064	18,112
Cost of revenues (b)
Feature phone games	(15,401)	(17,873)	(17,688)	(2,784)	(29,135)	(35,561)	(5,598)
Smartphone games	(3,982)	(3,678)	(3,903)	(614)	(7,986)	(7,581)	(1,193)
Handset design	(6,829)	(2,780)	(2,444)	(385)	(11,489)	(5,224)	(822)
Total cost of revenues	(26,212)	(24,331)	(24,035)	(3,783)	(48,610)	(48,366)	(7,613)
Gross profit	36,527	30,002	36,696	5,776	71,812	66,698	10,499
Operating expenses:
Selling expenses	(1,550)	(2,160)	(4,894)	(770)	(2,736)	(7,054)	(1,110)
General and administrative expenses	(5,991)	(5,907)	(7,068)	(1,113)	(9,965)	(12,975)	(2,042)
Research and development expenses	(4,172)	(8,597)	(7,364)	(1,159)	(8,107)	(15,961)	(2,513)
Total operating expenses	(11,713)	(16,664)	(19,326)	(3,042)	(20,808)	(35,990)	(5,665)
Operating income	24,814	13,338	17,370	2,734	51,004	30,708	4,834
Interest income	213	292	273	43	349	565	89
Other income	87	113	112	18	105	225	35
Changes in fair value of contingently returnable consideration assets	(2,870)	7,131	(3,161)	(498)	(3,630)	3,970	625
Income before income taxes and noncontrolling interests	22,244	20,874	14,594	2,297	47,828	35,468	5,583
Income tax (expenses) benefits	(8,353)	(2,053)	8,828	1,390	(17,035)	6,775	1,066
Net income	13,891	18,821	23,422	3,687	30,793	42,243	6,649
Accretion of contingently redeemable ordinary share	—	—	(1,887)	(297)	—	(1,887)	(297)

2

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to shareholders	13,891	18,821	21,535	3,390	30,793	40,356	6,352
Net income attributable to noncontrolling interests	4,167	—	—	—	9,238	—	—
Net income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	9,724	18,821	21,535	3,390	21,555	40,356	6,352
Other comprehensive (loss) income:
Foreign currency translation adjustment	(147)	(7)	27	4	(276)	20	3
Total other comprehensive (loss) income	(147)	(7)	27	4	(276)	20	3
Comprehensive income	13,744	18,814	21,562	3,394	30,517	40,376	6,355
Comprehensive income attributable to noncontrolling interests	4,123	—	—	—	9,155	—	—
Comprehensive income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	9,621	18,814	21,562	3,394	21,362	40,376	6,355

Earnings per share:
Basic earnings per share	0.05	0.06	0.07	0.01	0.10	0.12	0.02
Diluted earnings per share	0.05	0.06	0.07	0.01	0.10	0.12	0.02

Weighted average number of ordinary shares outstanding in computing:
Basic earnings per share	212,500,000	302,729,550	302,729,550	302,729,550	212,500,000	302,729,550	302,729,550
Diluted earnings per share	212,500,000	302,729,550	302,729,550	302,729,550	212,500,000	302,729,550	302,729,550

(a) Net revenues from related parties
Feature phone games	1,337	—	—	—	11,582	—	—
(b) Cost of revenues to related parties
Handset design	(72)	—	—	—	545	—	—

3

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	39,834	12,393	22,255	3,502	52,520	34,648	5,452
Net cash used in investing activities	(2,466)	(2,698)	(29,461)	(4,637)	(4,486)	(32,159)	(5,062)
Net cash provided by (used in) financing activities	—	(63,000)	72,881	11,472	—	9,881	1,555
Exchange rate effect on cash and cash equivalents	(147)	(7)	27	4	(276)	20	3
Net increase (decrease) in cash and cash equivalents	37,221	(53,312)	65,702	10,341	47,758	12,390	1,948
Cash and cash equivalents, beginning of the period	114,575	187,237	133,925	21,081	104,038	187,237	29,474
Cash and cash equivalents, end of the period	151,796	133,925	199,627	31,422	151,796	199,627	31,422

4

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended June 30, 2011			For the three months ended March 31, 2012			For the three months ended June 30, 2012
	GAAP	Adjustment(a)	Non- GAAP	GAAP	Adjustment(a)	Non- GAAP	GAAP	Adjustment(a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	11,713	(687)	11,026	16,664	(1,892)	14,772	19,326	(3,199)	16,127

Income from operations	24,814	687	25,501	13,338	1,892	15,230	17,370	3,199	20,569

Operating margin	39.6%		40.6%	24.5%		28.0%	28.6%		33.9%

Net income	13,891	687	14,578	18,821	1,892	20,713	23,422	3,199	26,621

Net margin	22.1%		23.2%	34.6%		38.1%	38.6%		43.8%

Net income attributable to CMGE	9,724	687	10,411	18,821	1,892	20,713	21,535	3,199	24,734

Net margin attributable to CMGE	15.5%		16.6%	34.6%		38.1%	35.5%		40.7%

Diluted earnings per ADS(b)	0.64		0.69	0.87		0.96	0.92		1.05

	For the six months ended June 30, 2011			For the six months ended June 30, 2012
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	20,808	(1,971)	18,837	35,990	(5,091)	30,899

Income from operations	51,004	1,971	52,975	30,708	5,091	35,799

Operating margin	42.4%		44.0%	26.7%		31.1%

Net income	30,793	1,971	32,764	42,243	5,091	47,334

Net margin	25.6%		27.2%	36.7%		41.1%

Net income attributable to CMGE	21,555	1,971	23,526	40,356	5,091	45,447

Net margin attributable to CMGE	17.9%		19.5%	35.1%		39.5%
Diluted earnings per ADS(b)	1.42		1.55	1.71		1.93

(a) Adjustment to exclude the share-based compensation expense of each period.

(b) 1 ADS = 14 Ordinary Shares.